Exhibit 2.1
ASSIGNMENT DRAFT AGREEMENT
     THIS AGREEMENT is made and entered into as of the 21 day of November by and between Yang Qi, Mao Quan Yi and Wu Bing Wei (collectively the “Vendors”) and Sun New Media, Inc., a Minnesota corporation (the “Company”) with reference to the following:
          Vendors and the Company were party to that certain Sale and Purchase Agreement dated November 22, 2005 pursuant to which the Company acquired an interest in China Focus Development Co. Ltd., a Hong Kong corporation (as amended, the “Acquisition Agreement”). Pursuant to the Acquisition Agreement, Vendors were issued an aggregate of 14,900,000 shares of the Company’s Common Stock (the “Shares”). The parties have agreed that the Vendors shall transfer the Shares and any rights to any additional shares of Company Common Stock to the Company in exchange for an assignment by the Company to the Vendors of the Company’s existing rights with respect to the distribution of Tsingtao Beer (the “Tsingtao Distribution Rights”).
The parties hereto agree as follows:
     1. Vendors and the Company hereby agree that the Company shall repurchase the Shares from the Vendors in consideration of the terms and conditions herein. The number of shares repurchased from each Vendor shall equal the number of Shares issued to such Vendor pursuant to the Acquisition Agreement.
     2. Subject to the delivery of the Shares and assignments as required herein, the Company hereby: (i) assigns to the Vendors all of the Company’s rights in the Tsingtao Distribution Rights with respect to the distribution of Tsingtao beer to large scale retailers and large scale wholesalers and (ii) agrees to cancel the $4.75 million in accounts receivable from Hubei Zhengyuan. For the avoidance of doubt, the Company shall retain rights to distribute Tsingtao beer to small businesses, small retailers and small wholesalers, all intellectual property acquired pursuant to the Acquisition Agreement and all derivatives thereof and the right to retain employees as it determines.
     3. To effect the repurchase provided for herein, each of the Vendors agrees to deliver the certificate representing the Shares sold by it together with a duly executed assignment separate from certificate in the form attached hereto.
     4. The Vendors and the Company hereby agree to release each other from any claim that either has or may have in connection with the original issuance of the Shares and the terms of the repurchase as provided in this Agreement.
     5. The parties agree that the Company shall have no further obligation to issue any shares of its Common Stock or have any other obligation to any of the Vendors pursuant to the Acquisition Agreement or otherwise. Except for the foregoing and as provided herein, each party retains all rights and obligations pursuant to the Acquisition Agreement and the transactions contemplated thereby.
     6. Each of the parties agrees to execute and deliver such other instruments of transfer or assignment or other documents as may be reasonably required to effect the intent of this Agreement.
     7. Each party represents to the other that it has sought such legal and other advice as it feels necessary or appropriate for the purposes of entering into this Agreement.

     8. This Agreement shall be governed under the laws of Minnesota. This Agreement represents the entire agreement between the Company and Vendors with respect to the repurchase of the Shares and the assignment of the Tsingtao Distribution Rights.